Joint Filing Agreement
          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of them of a Statement on Schedule 13D and that this Joint Filing Agreement be included as an exhibit to such filing. The undersigned further agree that any and all amendments to such Statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of August 19, 2007.

/s/ David R. Topper
David R. Topper

/s/ Alexa Topper
Alexa Topper